SUB-ITEM 77C


Results of annual meeting of shareholders

The Annual Meeting of Shareholders of Western Asset Global Partners
Income Fund Inc. was held on December 15, 2014 for the purpose of considering and voting upon the election of Directors. The following table provides information concerning the matter voted upon at the Meeting:



			No. Shares
Carol L. Colman
Affirmative		12,711,629
Withhold		   754,353


Paolo M. Cucchi
Affirmative		12,721,728
Withhold		   744,254


Leslie H. Gelb
Affirmative            12,704,172
Withhold                  761,810



At February 28, 2015, in addition to Carol L. Colman, Paolo M. Cucchi and Leslie H. Gelb the other Directors of the Fund were as follows:

Robert D. Agdern*
Daniel P. Cronin
Kenneth D. Fuller
William R. Hutchinson
Eileen A. Kamerick
Riordan Roett

* Effective January 1, 2015, Mr. Agdern became a Director.